Exhibit 5 – Code of Ethics
Form NRSRO – Annual Certification
March 2021



Codes of Ethics

DBRS Morningstar[1] Business Code of Conduct

- Business Code of Conduct

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[1] On July 2, 2019, Morningstar, Inc., the parent of Morningstar Credit Ratings, L.L.C. (MCR), completed its acquisition of DBRS, Inc. (DBRS). Following the acquisition, DBRS and MCR took steps to integrate their credit rating operations under the brand name DBRS Morningstar. As of November 5, 2020, DBRS and MCR announced completion of analytical integration. For information on the integration of DBRS and MCR, please Annex A to Exhibit 2.

At the time of the acquisition, each of DBRS and MCR was registered with the U.S. Securities and Exchange Commission (SEC) as a nationally recognized statistical rating organization (NRSRO). On November 15, 2019, MCR filed an amendment to its Form NRSRO with the SEC withdrawing its NRSRO registration effective December 30, 2019. Also on November 15, 2019, DBRS filed an amendment to its Form NRSRO with the SEC to identify MCR as a credit rating affiliate of DBRS. Effective November 23, 2020, MCR ceased to operate as a credit rating affiliate of DBRS and further to an amendment to DBRS's Form NRSRO on the same day, DBRS no longer identifies MCR as a credit rating affiliate.

For additional information on the integration of DBRS and MCR, please see Annex A to Exhibit 2 and the related press release of DBRS Morningstar at: https://www.dbrsmorningstar.com/research/369707/dbrs-and-morningstar-credit-ratings-conclude-analytical-integration-process

DBRS Morningstar Business Code of Conduct
February 2021

Table of Contents

Introduction

The DBRS Morningstar Business Code of Conduct (the Business Code[i]) reflects DBRS Morningstar's[1] (DBRS Morningstar or the Company) adherence to the International Organization of Securities Commissions (IOSCO) Code of Conduct Fundamentals for Credit Rating Agencies (IOSCO Code). The IOSCO Code is a framework of principles and practical measures designed to improve investor protection and the fairness, efficiency and transparency of the securities markets and to reduce systemic risk. The Business Code substantially follows the IOSCO Code structure to assist readers in referencing DBRS Morningstar responses to specific aspects of the IOSCO Code.

The Business Code is a summary of a range of policies, procedures and controls that DBRS Morningstar has established[2] to promote the objectivity and integrity of its ratings and the transparency of its operations. To the extent possible, DBRS Morningstar implements global

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1   The DBRS Morningstar group of companies consists of DBRS, Inc., DBRS Limited, DBRS Ratings GmbH, and DBRS Ratings Limited.

On July 2, 2019, Morningstar, Inc., the parent of Morningstar Credit Ratings, L.L.C. (MCR), completed its acquisition of the DBRS group of companies (DBRS). Following the acquisition, DBRS, Inc. and MCR took steps to integrate their credit rating operations under the brand name DBRS Morningstar. As of November 5, 2020, DBRS, Inc. and MCR announced completion of the analytical integration.

At the time of the acquisition, each of DBRS, Inc. and MCR was registered with the U.S. Securities and Exchange Commission (SEC) as a nationally recognized statistical rating organization (NRSRO). On November 15, 2019, MCR filed an amendment to its Form NRSRO with the SEC withdrawing its NRSRO registration effective December 30, 2019. Also on November 15, 2019, DBRS, Inc. filed an amendment to its Form NRSRO with the SEC to identify MCR as a credit rating affiliate of DBRS, Inc. Effective November 23, 2020, MCR ceased to operate as a credit rating affiliate of DBRS, Inc and further to an amendment to DBRS, Inc.'s Form NRSRO on the same day, DBRS, Inc. no longer identifies MCR as a credit rating affiliate.

For additional information on the analytical integration of DBRS, Inc. and MCR, please see the related press release at: https://www.dbrsmorningstar.com/research/369707/dbrs-and-morningstar-credit-ratings-conclude-analytical-integration-process.

2   DBRS Morningstar maintains, documents, and enforces the policies, procedures and controls it has established.

policies and procedures. DBRS Morningstar also has established policies and practices to meet specific jurisdictional requirements in addition to those which are reflected in the Business Code.[3]

To the extent there is any conflict or inconsistency between this section and the descriptions otherwise contained in this Code, the text of this section shall prevail.

DBRS Morningstar also maintains an Employee Code of Conduct that sets out and provides guidance in respect of the DBRS Morningstar standards of conduct to be followed by Covered Personnel and underpins DBRS Morningstar's commitment to conducting its business in an ethical manner and with integrity.

Please note that by adopting and publishing the Business Code, DBRS Morningstar does not assume any responsibility or liability to any party arising from or in connection with the Business Code or the underlying policies, procedures and internal controls. The Business Code does not form a contract of any kind with any party and no party shall have any right whatsoever to enforce the Business Code in any respect. DBRS Morningstar may, in its sole discretion, amend the Business Code at any time.

The Business Code uses certain standard terms that are capitalized and defined herein or in the attached Appendix I.

DBRS MORNINGSTAR CREDIT RATINGS

Credit ratings[4] are forward-looking opinions about credit risk which reflect the creditworthiness of an issuer, rated entity (Issuer), security, and/or obligation. Credit ratings are not statements of fact. While historical statistics and performance can be important considerations, credit ratings are not based solely on such; they include subjective considerations and involve expectations for future performance that cannot be guaranteed. To the extent that future events and economic conditions do not match expectations, credit ratings assigned to Issuers, securities, and/or obligations can change. Credit ratings are also based on approved and applicable methodologies, models and criteria (Methodologies), which are periodically updated and, when material changes are deemed necessary, this may also lead to rating changes.[5]

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3   DBRS Morningstar presently complies with the following regulatory regimes through one or more of its operating companies: in Canada, the Designated Rating Organization (DRO) regime under National Instrument 25-101 DRO; in the United States, the Nationally Recognized Statistical Rating Organization (NRSRO) regime under Section 15E of the Securities Exchange Act of 1934 and the Securities and Exchange Commission (SEC) rules thereunder; and in the European Union (EU), the regime established in accordance with Regulation (EC) No1060/2009 of the European Parliament, amended by EU Regulation No 513/2011 and by EU Regulation No 462/2013 on CRAs (the CRA Regulation).

4   As defined by the IOSCO Code, a credit rating is an assessment regarding the creditworthiness of an entity or obligation, expressed using an established and defined ranking system.

5   DBRS Morningstar maintain procedures for developing, reviewing, updating and approving Methodologies. During the process of integrating the analytical activities of DBRS, Inc. and MCR (the completion of which was announced on November 5, 2020), for certain asset classes, MCR and DBRS, Inc. selected, and DBRS, Inc. has applied, an existing MCR methodology to issue or monitor DBRS Morningstar credit ratings. Each selected MCR methodology was reviewed and approved by the MCR Criteria Committee and the MCR Regulatory Governance Board prior to its selection for DBRS, Inc. to apply. The application by DBRS, Inc. of the MCR methodologies (that may incorporate quantitative and qualitative models) is expected to continue until DBRS, Inc. has reviewed, updated and approved these methodologies, as applicable, in accordance with applicable DBRS Morningstar policies and procedures.

   For more information on the integration of DBRS, Inc. and MCR rating methodologies and legacy MCR policies and procedures regarding review and approval of legacy MCR models, please see Annex A to Exhibit 2 of the DBRS, Inc. Form NRSRO, which is available on the DBRS Morningstar website.

Credit ratings typically provide an opinion on the risk that investors may not be repaid in accordance with the terms under which the obligation was issued. In some cases, credit ratings may also include consideration for the relative ranking of claims and recovery, should default occur. Credit ratings are meant to provide opinions on relative measures of risk, but are neither based on expectations of any specific default probability nor meant to predict such.

DBRS Morningstar does not provide investment advice and a DBRS Morningstar credit rating is not a buy, sell or hold recommendation. Credit ratings deal with only one characteristic of the investors' decision-making process, which is credit risk. They make no assessment of the appropriateness of ownership for a given investor within their investment objectives. Specifically, investors will have an interest in many areas which are outside the bounds of credit risk, such as the level of market prices, tax-related issues and investment losses that could result from changes in interest rates, market liquidity and other factors. The data and information on which DBRS Morningstar bases its opinions is not audited or verified by DBRS Morningstar, although DBRS Morningstar conducts a reasonableness review of information received and relied upon in accordance with its Methodologies and policies.

DRBS Morningstar uses rating symbols as a concise method of expressing its opinion to the market, but there are a limited number of rating categories for the possible slight risk differentials that will exist across the rating spectrum and DBRS Morningstar does not assert that credit ratings in the same category are of exactly the same quality. When using the rating symbols, investors should also be aware of the additional value that may be provided by under review statuses, rating trends as well as the comments and opinions referenced in DBRS Morningstar press releases, rating reports and other publications.

DBRS Morningstar uses rating scales to assign and monitor credit ratings, including: (1) commercial paper and short-term debt rating scale, (2) long-term obligations scale (including bonds), (3) preferred share rating scale (Canadian scale only), (4) credit fund rating scale, (5) national scale credit ratings, (6) financial strength rating scale, and (7) expected loss rating scale. For non-investment-grade Issuers, DBRS Morningstar uses a recovery rating scale that is disclosed in the Methodology. The most current DBRS Morningstar rating scales and definitions in effect are available at no charge on www.dbrsmorningstar.com.

1. Quality and Integrity of the Rating Process

(1.1) DBRS Morningstar credit ratings are formed and disseminated based on established Methodologies, policies and processes. DBRS Morningstar's rating Methodologies are published on the DBRS Morningstar website and cover Issuers and obligations that DBRS Morningstar rates, including corporate finance Issuers, financial institutions, insurance companies, public finance and sovereign entities (collectively referred to as Corporate or Corporate Finance) as well as Structured Finance transactions (Structured Finance). The DBRS Morningstar rating process includes a Rating Committee designed to check that sufficient data and information are factored into a rating.

DBRS Morningstar maintains rigorous, systematic and continuous rating Methodologies that are subject to validation, including back-testing, where possible. DBRS Morningstar publishes historical performance data, which includes default and transition studies, on an annual basis at a minimum.

(1.2) Credit ratings should reflect all information known and believed to be relevant to DBRS Morningstar, consistent with the applicable Methodology that is in effect.

(1.3) When deciding whether to rate or continue to rate an Issuer, DBRS Morningstar considers whether its Analytical Personnel have or will have access to sufficient information to perform the rating analysis. DBRS Morningstar has adopted measures to check that the information it uses in assigning and maintaining a rating is sufficient to support the rating. These measures generally include a review of asset data, legal documents and transaction party information. All such information should be obtained from sources determined to be reliable. DBRS Morningstar does not audit or verify any information it receives. If DBRS Morningstar is asked to rate a type of financial product presenting limited historical data (such as an innovative financial vehicle), DBRS Morningstar identifies the limitations of the rating in the rating report or press release.

(1.4) DBRS Morningstar avoids issuing credit ratings for Issuers for which it does not have appropriate information, knowledge and expertise. For example, where the complexity of a security or the structure of a type of security, or the lack of robust data about the assets underlying the security raise serious questions as to whether DBRS Morningstar can determine a credit rating for the security, DBRS Morningstar refrains from issuing a credit rating.

(1.5) In assessing creditworthiness, Analytical Personnel involved in the credit rating action use the DBRS Morningstar Methodology for the type of Issuer that is subject to the credit rating action. The Methodology should be applied in a manner that is consistent across all Issuers for which that Methodology is used.

(1.6) DBRS Morningstar defines the meaning of each category in its rating scales and apply those categories consistently across all classes of rated Issuers to which a given rating scale applies.

(1.7) DBRS Morningstar credit ratings are determined by a Rating Committee structure. Each Rating Committee includes experienced Covered Personnel. The Rating Committee process facilitates rating decisions that are a collective assessment of DBRS Morningstar opinion rather than the view of individual analysts; based on sufficient information, incorporating both global and local considerations and applying approved Methodologies; and independent, free of any actual and perceived conflicts of interest.

(1.8) DBRS Morningstar assigns Analytical Personnel who, individually or collectively, have appropriate knowledge and experience for assessing the creditworthiness of the type of Issuer being rated.

(1.9) DBRS Morningstar maintains records to support its ratings in accordance with applicable laws and regulatory requirements in the jurisdictions in which DBRS Morningstar conducts business.

(1.10) DBRS Morningstar has established policies, procedures and controls designed to avoid knowingly issuing any ratings or reports that contain misrepresentations or that are otherwise misleading about the general creditworthiness of an Issuer or obligation. Such steps may include having an Issuer's management review rating reports and press releases for factual errors prior to public dissemination.

(1.11) DBRS Morningstar maintains a sufficient pool of Analytical Personnel to provide timely ratings of all obligations and Issuers it rates.

When deciding whether to issue a credit rating for an Issuer, DBRS Morningstar assesses whether it is able to devote a sufficient number of Analytical Personnel with the skill sets to determine credit ratings and whether the Analytical Personnel have access to sufficient information to determine a credit rating.

(1.12) DBRS Morningstar has established criteria committees for each of the Corporate and Structured Finance sectors composed of Analytical Personnel and senior managers. The Structured Finance Criteria Committee (SFCC) responsibilities include a review of the feasibility of providing a rating for a new product or asset class that is significantly different from the asset classes that DBRS Morningstar currently rates and a review of new and changed Structured Finance Methodologies. The Corporate Finance Criteria Committee (CFCC) has similar responsibilities to SFCC regarding review of Corporate Methodologies. In line with jurisdictional regulatory requirements, DBRS Morningstar publishes new and materially changed Methodologies for comment and, as appropriate, may incorporate stakeholder comments.

(1.13) DBRS Morningstar has implemented an Independent Review Function (IRF) in each jurisdiction where it operates, which is responsible for reviewing and approving new and existing Methodologies, models and any significant changes made thereto in accordance with regulatory requirements and DBRS Morningstar policies and procedures. The SFCC and CFCC reviews new and changed Methodologies prior to the IRF review and approval of them. The IRF is independent of analytical and business development activities and reports to the DBRS Morningstar Boards or a Supervisory Board that has been established in each of the jurisdictions in which DBRS Morningstar operates.

DBRS Morningstar assesses whether existing Methodologies for determining ratings of structured products are appropriate when the risk characteristics of the assets underlying a structured product change materially.

(1.14) DBRS Morningstar structures its rating teams to promote continuity and avoid bias in its rating process. Each major DBRS Morningstar Corporate industry and Structured Finance product group is headed by a member of DBRS Morningstar Management who oversees a team consisting of senior and junior Analytical Personnel. In jurisdictions in which it is required to do so by regulation, DBRS Morningstar rotates membership in its rating teams, which are done gradually and in a manner designed to promote continuity.

(1.15) For DBRS Morningstar to provide timely credit ratings for all rated industry and product sectors, DBRS Morningstar has allocated adequate resources to monitor its ratings, as necessary, on an ongoing basis and update its ratings at least on an annual basis, except for ratings which indicate that they do not entail ongoing monitoring, in accordance with regulatory requirements and DBRS Morningstar policies and procedures. DBRS Morningstar's monitoring of ratings incorporates all cumulative experience obtained and applies changes in ratings criteria and assumptions, where appropriate, to subsequent ratings. Press releases are published when rating actions are taken and, where applicable, rating reports are updated and published.

(1.16) DBRS Morningstar may maintain separate surveillance teams from the analytical teams that are responsible for the initial rating of Structured Finance products. Where separate teams are used, each team maintains a requisite level of expertise and resources to perform their respective functions in a timely manner.

(1.17) DBRS Morningstar has policies and procedures that clearly set forth guidelines for disseminating credit ratings that are the result or subject of credit rating actions and the related reports, and for when a credit rating is discontinued - withdrawn.

(1.18) DBRS Morningstar and its Covered Personnel interact fairly and honestly with rated Issuers, obligors, originators, underwriters, arrangers and users of credit ratings.

(1.19) DBRS Morningstar holds its Analytical Personnel to standards of integrity and seeks to employ only those individuals who meet these standards.

(1.20) DBRS Morningstar does not implicitly or explicitly provide any assurance or guarantee of a particular rating to Issuers, obligors, originators, underwriters, arrangers and users of credit ratings prior to a credit rating. From time to time, DBRS Morningstar may develop a provisional rating for new Issuers, Structured Finance and other transactions, but these ratings are not final. DBRS Morningstar identifies the basis for the provisional rating as well as the fact that the final rating may be different if changed conditions or newly discovered facts warrant.

(1.21) DBRS Morningstar and its Covered Personnel do not make promises or threats about potential credit rating actions to influence rated Issuers, obligors, originators, underwriters, arrangers or users of DBRS Morningstar's credit ratings to pay for credit ratings or other services.

(1.22) DBRS Morningstar, its Covered Personnel and Affiliates do not make proposals or recommendations regarding the activities of rated Issuers, including but not limited to proposals or recommendations about corporate or legal structure, assets, liabilities, activities, business operations, investment plans, lines of financing, business combinations or the design of Structured Finance products.

To produce credit ratings, there may be iterative dialogue and interaction between DBRS Morningstar and one or more of the parties previously noted during the rating process. When rating a Structured Finance transaction, for example, Analytical Personnel are permitted to describe the assumptions and rationales used by DBRS Morningstar to arrive at a ratings decision and explain how such assumptions and rationales apply to the transaction presented. In addition, Analytical Personnel may provide information on the quantitative output of the rating analysis to further explain the applicable rating methodology. During the course of providing any such information, Analytical Personnel do not offer recommendations about potential changes to obtain a desired credit rating.

(1.23) In each jurisdiction that DBRS Morningstar operates, DBRS Morningstar has policies, procedures and controls designed so that Covered Personnel comply with the internal policies, procedures and codes as well as applicable laws and regulations. Among other things, Covered Personnel are required to comply with the Employee Code of Conduct, and to annually certify that they are doing so. Furthermore, as part of the hiring process, new Covered Personnel are required to review the Employee Code of Conduct, to be familiar with all related policies and procedures and to confirm their ability and intent to comply with them. The annual certification also requires Covered Personnel to acknowledge that they have read and understood the Business Code.

DBRS Morningstar has appointed a Global Chief Compliance Officer (GCCO) to oversee and maintain the DBRS Morningstar global compliance program and oversee the development and adequacy of DBRS Morningstar policies, procedures and codes.

The GCCO is supported by Regional Compliance Officers (RCOs) in various jurisdictions. At present, the U.S. RCO serves as the Nationally Recognized Statistical Ratings Organizations (NRSRO) Designated Compliance Officer (DCO). The GCCO reports directly to the Boards of DBRS Morningstar. The compensation of the GCCO and RCOs is not linked to business performance and is reviewed by the Board's Independent Non-Executive Directors (INEDs). The RCOs also have direct access to the Boards.

(1.24) Covered Personnel are expected to promptly report any conduct that they reasonably believe is illegal, unethical or contrary to the Employee Code of Conduct or any DBRS Morningstar policy or procedure to the GCCO or their RCO. DBRS Morningstar allows matters to be reported on a confidential or anonymous basis. In addition to reporting concerns internally, Covered Personnel may also report externally to the appropriate federal, state or local agencies and commissions, including but not limited to the Securities and Exchange Commission through its Whistleblower Program.

DBRS Morningstar prohibits retaliation against any Covered Personnel reporting a breach or complaint, even if turns out that there has been no actual violation. Retaliation would, in itself, be a breach and present grounds for disciplinary action.

2. DBRS Morningstar Independence and Avoidance of Conflicts of Interest

A. GENERAL

(2.1) DBRS Morningstar does not delay or refrain from taking a credit rating action based on the potential effect (economic, political or otherwise) of the action on DBRS Morningstar, an Issuer, obligor, originator, underwriter, arranger, an investor or other market participant.

(2.2) Covered Personnel are required to use care and professional judgment to maintain their own independence and objectivity.

(2.3) The determination of a rating is influenced only by factors relevant to assessing the creditworthiness of the rated Issuer.

(2.4) Ratings that DBRS Morningstar assigns to an Issuer or obligation are not affected by the existence of or potential for a business relationship between DBRS Morningstar and the Issuer, obligor, originator, underwriter, arranger (or its Affiliates) or any other party or the non-existence of such a relationship.

(2.5) DBRS Morningstar is in the credit ratings business and it does not engage in any other businesses that may present a conflict of interest with its credit ratings business. DBRS Morningstar discloses the credit rating, ancillary as well as consulting and advisory services it conducts, if any, on the DBRS Morningstar website.

B. DBRS MORNINGSTAR POLICIES, PROCEDURES, CONTROLS AND DISCLOSURES

(2.6) DBRS Morningstar has adopted written internal policies, procedures and controls to identify and eliminate or manage and disclose, as appropriate, any actual or potential conflicts of interest that may influence the Company's opinions and analyses or the judgment and analyses of an Analytical Person or Rating Committee member. Among other things, these address how the following conflicts can potentially influence DBRS Morningstar credit rating methodologies or credit rating actions:

A. Being paid to issue a credit rating by the rated Issuer or by the obligor, originator, underwriter or arranger of the rated obligation;

B. Being paid by subscribers with a financial interest that could be affected by a DBRS Morningstar credit rating action;

C. Being paid by rated Issuers, obligors, originators, underwriters, arrangers or subscribers for services other than issuing credit ratings or providing access to DBRS Morningstar credit ratings;

D. Providing a preliminary indication or similar indication of credit quality to an Issuer, obligor, originator, underwriter or arranger prior to being hired to determine the final credit rating for the Issuer, obligor, originator, underwriter or arranger; and

E. Having a direct or indirect ownership interest in a rated Issuer, entity or obligor, or having a rated Issuer, or obligor have a direct or indirect ownership interest in DBRS Morningstar.

DBRS Morningstar will not rate an entity that is an Affiliate or Associate of DBRS Morningstar or its Analytical Personnel. In addition, DBRS Morningstar does not permit its Analytical Personnel to participate in or otherwise influence the determination of a credit rating if the Analytical Personnel has an Associate who currently works for the rated entity, its Affiliates or related entities.

DBRS Morningstar will not issue a credit rating if a Covered Person has an actual or potential conflict of interest with an Issuer or rated entity. If the credit rating has already been issued, DBRS Morningstar will publicly disclose in a timely manner that the credit rating may be affected.

(2.7) DBRS Morningstar discloses its actual and potential conflicts of interest (including, but not limited to, those conflicts of interest identified in Principle 2.6 above) in a complete, timely, clear, concise, specific and prominent manner. When the actual or potential conflict of interest is unique or specific to a credit rating action with respect to a particular rated Issuer, such conflict of interest is disclosed in the same form and through the same means as the relevant credit rating action.

(2.8) DBRS Morningstar discloses the general nature of its compensation arrangements with rated Issuers on the DBRS Morningstar website. DBRS Morningstar currently does not receive more than 10% of its annual revenue from any single Issuer, originator, arranger, client or subscriber, including affiliates of these entities. In the event that DBRS Morningstar receives 10% or more of its annual revenue from one of these sources, DBRS Morningstar would disclose this information. DBRS Morningstar also complies with specific jurisdictional revenue concentration requirements or limits.

(2.9) DBRS Morningstar supports the requirements for Structured Finance Issuers and originators of Structured Finance products to make all relevant information regarding these products available to investors to conduct their own analyses.

(2.10) DBRS Morningstar does not hold or transact in trading instruments presenting conflicts of interest with DBRS Morningstar rating activities.

(2.11) In instances where rated entities, such as governments, have or are simultaneously pursuing, oversight functions related to DBRS Morningstar, DBRS Morningstar does not use Analytical Personnel to conduct its rating actions who are responsible for interacting with the officials of such rated entities involved in its oversight issues.

C. DBRS MORNINGSTAR ANALYST AND EMPLOYEE INDEPENDENCE

(2.12) Reporting lines for Covered Personnel and their compensation arrangements are structured to eliminate or manage actual and potential conflicts of interest. Analytical Personnel are not compensated or evaluated on the basis of the amount of revenue that DBRS Morningstar derives from Issuers that the Analytical Personnel rate or with which the Analytical Personnel regularly interact.

DBRS Morningstar periodically, as necessary, conducts reviews of compensation policies and practices for its Analytical Personnel to check that these policies and practices do not compromise the objectivity of the rating process.

(2.13) DBRS Morningstar maintains an organizational structure with supporting policies, procedures and internal controls designed to effectuate the separation of its Covered Personnel directly involved in credit rating activities from those who are involved in sales and marketing discussions with Issuers, obligors, originators, underwriters or arrangers who may seek a DBRS Morningstar rating.

Analytical Personnel are prohibited from initiating, arranging, negotiating or participating in discussions involving commercial matters related to selling or marketing of any DBRS Morningstar services. All such sales or marketing activities are required to be conducted by Non-Analytical Personnel who are excluded from credit rating activities.

(2.14) DBRS Morningstar has adopted policies and procedures designed to check that the ratings it issues are free from compromising influences.

If any Analytical Personnel owns Securities of an Issuer (other than as noted in Section 2.15), has a prohibited interest in the Issuer or if any of the other situations described below causes or is perceived to cause a conflict of interest, the Analytical Person will not be permitted to participate in or otherwise influence the determination of the subject rating.

A. Holds or transacts in a trading instrument issued by the rated Issuer or obligor;

B. Holds or transacts in a trading instrument (other than a diversified collective investment scheme) that itself owns an interest in the rated Issuer or obligor, or is a derivative based on a trading instrument issued by the rated Issuer or obligor;

C. Holds or transacts in a trading instrument issued by an affiliate of the rated Issuer or obligor, the ownership of which may cause or may be perceived as causing a conflict of interest;

D. Holds or transacts in a trading instrument issued by a lead underwriter or arranger of the rated Issuer, the ownership of which may cause or may be perceived as causing a conflict of interest;

E. Is currently employed or had a recent employment or other significant business relationship with the Issuer or obligor, or a lead underwriter or arranger of the Issuer that may cause or be perceived as causing a conflict of interest;

F. Is a director of the Issuer or obligor, or lead underwriter or arranger of the Issuer; or

G. Has/had another relationship with or interest in the Issuer or obligor, or lead underwriter or arranger of the Issuer or obligor that may cause or be perceived as causing a conflict of interest.

(2.15) Analytical Personnel and their Immediate Family Members are prohibited from buying, selling or engaging in any transaction in any Securities issued, guaranteed or otherwise supported by any entity rated by DBRS Morningstar within their area of primary responsibility. The Personal Trading Global Policy and Procedure as well as the Employee Code of Conduct are designed, together with supporting policies and procedures, to provide guidance to Covered Personnel regarding Securities trading activities to avoid conflicts of interest with DBRS Morningstar rating activities.

(2.16) Analytical Personnel and their Immediate Family Members are not permitted to give or accept gifts or entertainment, other than incidentals of nominal value provided as part of a meeting, to or from anyone associated with a customer or prospective customer, or investor or prospective investor in an issuance or entity rated by DBRS Morningstar. Covered Personnel are not permitted to solicit gifts from anyone with whom DBRS Morningstar does ratings-related business or accept gifts in the form of cash or cash equivalents or that may create potential, perceived or actual conflicts of interest.

(2.17) DBRS Morningstar policies and procedures require Covered Personnel to disclose, subject to applicable laws, personal relationships that create the potential for any real or apparent conflict of interest (including, for example, any personal relationship with an employee of a rated Issuer obligor, originator or the lead underwriter or arranger of the rated obligation within his or her area of analytic responsibility).

(2.18) DBRS Morningstar has established policies and procedures regarding situations in which Analytical Personnel leave the employment of DBRS Morningstar and join an entity that they participated in rating; an obligor whose obligation they participated in rating; an originator, underwriter, or arranger with which they had significant dealings as part of his or her duties at DBRS Morningstar and takes actions as needed in accordance with applicable regulatory requirements.

(2.19) Covered Personnel are encouraged to raise any concerns they have and are required to report known or suspected violations of applicable laws, rules or DBRS Morningstar policies and procedures. Covered Personnel can report using any of the options detailed within the How to Report Violations or Get Advice section of the Employee Code of Conduct.

(2.20) Covered Personnel must not bring proprietary or Confidential Information with them when they join DBRS Morningstar. DBRS Morningstar does not tolerate the unauthorized receipt or use of intellectual property or Confidential Information (including plagiarizing the work of others).

3. DBRS Morningstar Responsibilities to the Investing Public and Issuers

A. TRANSPARENCY AND TIMELINESS OF RATINGS DISCLOSURE

(3.1) DBRS Morningstar provides information on the DBRS Morningstar website to assist investors in developing a greater understanding of what a rating is, including the nature and limitations of each rating. DBRS Morningstar does not state or imply that its regulatory authorities endorse DBRS Morningstar credit ratings and does not use its registration status to advertise the quality of DBRS Morningstar credit ratings.

(3.2) DBRS Morningstar publishes on the DBRS Morningstar website sufficient information about its policies, credit ratings, credit rating process and its credit rating Methodologies so that market participants can understand the manner in which DBRS Morningstar determines its ratings. DBRS Morningstar press releases, announcements and invitations to industry forums are disclosed on the DBRS Morningstar website, Bloomberg, Thomson Reuters and other electronic and print services. In addition to the aforementioned disclosed ratings information, DBRS Morningstar also makes rating reports, industry studies, commentaries and securitization servicer reports available to subscribers, which may be free of charge in certain jurisdictions.

(3.3) In accordance with DBRS Morningstar policies, new Methodologies and material changes to existing Methodologies are typically disclosed via press release on the DBRS Morningstar website. Where feasible and appropriate, this disclosure is made before the change takes effect. DBRS Morningstar carefully considers the various uses of its ratings before modifying its Methodologies, policies, procedures and processes.

(3.4) DBRS Morningstar discloses the Credit Ratings Global Policy on the DBRS Morningstar website, which addresses the issuance of unsolicited credit ratings.

(3.5) DBRS Morningstar discloses its policies for distributing its ratings, reports and updates and for when a credit rating is discontinued - withdrawn. DBRS Morningstar provides rationales to support each rating action.

(3.6) DBRS Morningstar discloses clear definitions of the meaning of each rating category in its rating scales, the definition of default and the time horizon DBRS Morningstar uses when making a rating decision. Except as noted in its Credit Ratings Global Policy, DBRS Morningstar ratings are monitored on an ongoing basis as new information becomes available.

(3.7) DBRS Morningstar differentiates ratings of Structured Finance products from traditional Corporate ratings though the use of a different rating symbol modifier (sf).

The SF modifier indicates that the rating is for a Structured Finance product and does not change the meaning or definition of the rating in any other way and does not change the risk of the particular Structured Finance product. DBRS Morningstar clearly defines and consistently applies its rating symbols.

(3.8) DBRS Morningstar is transparent about the manner in which each rating is determined.

(3.9) In accordance with the Company's rating policies and procedures, prior to issuing or revising a rating, DBRS Morningstar, where feasible or appropriate and in accordance with jurisdictional requirements, informs the Issuer or obligor or arranger of the rated obligation of the information and principal considerations upon which the intended rating action is based and provides the Issuer, obligor or arranger with an opportunity to review for factual accuracy and inclusion for Material Non-Public Information (MNPI). Analytical Personnel evaluate these clarifications and all relevant information. If the Issuer takes exception to the rating, DBRS Morningstar is generally prepared to consider an appeal where the Issuer, obligor or arranger provides material new information to DBRS Morningstar. DBRS Morningstar considers rating appeals on a case-by-case basis. DBRS Morningstar defers issuing the press release and any related report pending disposition of the appeal request and resolution of the appeal, as applicable.

(3.10) When DBRS Morningstar publicly discloses or distributes to its subscribers a credit rating that is the result or subject of the credit rating action, it does so as soon as is practicable after taking the credit rating action, subject to jurisdictional regulatory requirements.

(3.11) Except for private ratings and ratings for certain private placement transactions provided only to the Issuer, DBRS Morningstar discloses to the public, on a non-selective basis and at no cost, any rating regarding publicly issued Securities or Issuers as well as any subsequent decisions to discontinue such a rating.

(3.12) The solicitation status of DBRS Morningstar credit ratings is set at the issuer or transaction level, as applicable. Accordingly, the solicitation status of all DBRS Morningstar credit ratings associated with a particular issuer or a transaction would typically be the same.

With respect to credit ratings issued by a DBRS Morningstar entity located in the United States and Canada, DBRS Morningstar unsolicited credit ratings are ratings that are not initiated at the request of the Issuer, rated entity or other third party and are assigned without participation by the Issuer, rated entity or other third party. For each rating, DBRS Morningstar discloses whether the Issuer, rated entity or other third party participated in the rating process and whether DBRS Morningstar had access to the accounts and other relevant internal documents of the Issuer, rated entity or other third party. Each rating not initiated at the request of the Issuer, rated entity or other third party is identified as such.

With respect to credit ratings issued by a DBRS Morningstar entity located in the Europe, DBRS Morningstar unsolicited credit ratings are ratings that are not requested by the Issuer, rated entity or a related third party. A related third party is a party that is interacting with DBRS Morningstar on behalf of a rated entity and could include, among others, an originator, arranger or sponsor; participation by the Issuer and access to their accounts is a separate disclosure. For each unsolicited rating in Europe, DBRS Morningstar discloses whether the Issuer, rated entity or a related third party participated in the rating process and whether DBRS Morningstar had access to the accounts and other relevant internal documents of the Issuer, rated entity or related third party.

DBRS Morningstar provides the required disclosures in respect of each unsolicited public credit rating in the relevant press release, presale report and/or rating report. DBRS Morningstar also identifies and maintains records of its unsolicited credit ratings.

(3.13) DBRS Morningstar clearly indicates the attributes and limitations of each credit rating as well as the extent to which DBRS Morningstar verifies information provided to it by the rated Issuer or the obligor, or originator, or the underwriter, or arranger of the rated obligation. For example, if the credit rating involves a type of entity or obligation for which there is limited historical data, DBRS Morningstar discloses its presence and the manner in which it may limit the credit rating.

(3.14) For each of its public ratings, DBRS Morningstar indicates when the rating was last updated. DBRS Morningstar references the last rating report and/or press release date, the principal Methodology(ies) and other Methodology(ies), as applicable, which were used in determining the rating(s) in its press releases. Further, the other Methodologies used may either be referenced as related research in the principal Methodology and/or listed in the ratings press release(s). These can be found on the DBRS Morningstar website under "Methodologies & Criteria."

Where the credit rating is based on more than one Methodology or where a review of only the principal Methodology was used, DBRS Morningstar explains the manner in which the different credit rating methodologies and other important aspects factored into the credit rating decision in the credit rating press release and/or rating report in line with applicable regulatory requirements.

DBRS Morningstar publishes the applicable rating disclosures as required by each jurisdiction in its ratings press releases and/or rating reports.

(3.15) Generally, when DBRS Morningstar issues a public rating on a Structured Finance product, DBRS Morningstar provides sufficient information about its loss and cash flow analysis in its disclosure to assist investors in their review of DBRS Morningstar analysis and ratings. DBRS Morningstar also analyzes the sensitivity of a Structured Finance product rating to changes in the underlying rating assumptions and discloses the risk sensitivities as appropriate.

(3.16) When issuing or revising a rating, where applicable, DBRS Morningstar explains in its announcement and/or report the key assumptions and data underlying the credit rating, including financial statement adjustments that deviate materially from those contained in the published financial statements of the Issuer.

(3.17) DBRS Morningstar publicly announces when it has discontinued a rating on an Issuer, security or obligation, which indicates the date the rating was last updated and the reasons for the decision to discontinue the rating, with the exception of Discontinued – Repaid credit ratings, which do not require a press release. Accordingly, in cases when DBRS Morningstar discontinues monitoring a credit rating for a rated Issuer, DBRS Morningstar either discontinues – withdraws the credit rating or discloses such discontinuation as soon as practicable.

(3.18) To promote transparency and to enable the market to best judge the performance of the ratings, DBRS Morningstar, where possible, publishes sufficient information about the historical default rates of DBRS Morningstar rating categories and whether the default rates of these categories have changed over time. This allows interested parties to understand the historical performance of each category and if and how rating categories have changed. The statistics enable the market to draw quality comparisons among ratings issued by different credit rating agencies. DBRS Morningstar publishes default and transition studies on an annual basis at a minimum. These studies include verifiable, quantifiable historical information about the performance of DBRS Morningstar rating opinions, organized, structured and, where possible, standardized in such a way to assist investors in drawing performance comparisons among different credit rating agencies. If the nature of the rating or other circumstances make a historical default rate inappropriate, statistically invalid or otherwise likely to mislead the users of the rating, DBRS Morningstar would explain this.

B. THE TREATMENT OF CONFIDENTIAL INFORMATION

(3.19) DBRS Morningstar has adopted procedures and mechanisms to protect the Confidential Information and/or MNPI, including that received from a rated Issuer, obligor, or originator, or the underwriter, or arranger of a rated obligation. Unless otherwise permitted by the Issuer, DBRS Morningstar and its Covered Personnel refrain from disclosing Confidential Information in press releases, research conferences or in conversations with investors, other Issuers or any other persons.

Notwithstanding the foregoing, DBRS Morningstar and its Covered Personnel:

H. Do not use or disclose Confidential Information and/or MNPI for any purpose unrelated to DBRS Morningstar's credit rating activities, including disclosing such information to other Covered Personnel where the disclosure is not necessary in connection with DBRS Morningstar's credit rating activities, unless disclosure is required by applicable law or regulation;

I. Take reasonable steps to protect Confidential Information and/or MNPI from fraud, theft, misuse or inadvertent disclosure;

J. Do not use or disclose Confidential Information received from a rated Issuer in violation of the terms of any applicable agreement or mutual understanding. DBRS Morningstar keeps the information confidential, unless disclosure is required by applicable law or regulation; or

K. Do not selectively disclose information about a pending credit rating action, except to the rated Issuer or as required by applicable law or regulation.

(3.20) DBRS Morningstar has adopted policies, procedures and controls designed to prevent violations of applicable laws and regulation governing the treatment and use of Confidential Information and/or MNPI.

(3.21) DBRS Morningstar prohibits its Covered Personnel from engaging in transactions in Securities when they possess Confidential Information about the Issuer of such Securities. Covered Personnel should not share Confidential Information for the purpose of trading Securities or for any other purpose, except in the conduct of the DBRS Morningstar ratings business. Covered Personnel are required to comply with the Company's personal trading policies and procedures as well as to periodically certify their compliance with the same as part of the annual statement of understanding.

4. Governance, Risk Management and Employee Training

(4.1) DBRS Morningstar has established a Board of Directors for each jurisdiction in which it operates (DBRS Morningstar Boards). Among other accountabilities, the DBRS Morningstar Boards are required to monitor the development of credit policy and Methodologies, the effectiveness of the internal control system, the effectiveness of conflicts of interest measures and compliance and governance processes as well as adherence to the Business Code. In addition to DBRS Morningstar executive management directors, the DBRS Morningstar Boards include INEDs. The composition of the DBRS Morningstar Boards is driven by jurisdictional regulatory requirements; however, all INEDs must maintain their independence of analysis, decision and action in all circumstances and are subject to DBRS Morningstar's policies regarding conflicts of interest.

DBRS Morningstar does not issue a credit rating unless a majority of the members of the DBRS Morningstar Boards, including its independent directors, have what a reasonable person would consider to be sufficient expertise in financial services to fully understand and properly oversee the business activities of DBRS Morningstar. In addition, at least one independent member and one other member possesses, using a reasonable person's standard, senior-level in-depth knowledge and experience regarding the Structured Finance product.

DBRS Morningstar does not issue a credit rating if a member of it DBRS Morningstar Boards participated in any deliberation involving a specific rating in which the member has a financial interest in the outcome of the rating.

DBRS Morningstar compensates the independent members of the DBRS Morningstar Boards through a flat annual fee. Accordingly, their compensation is not linked to the business performance of DBRS Morningstar or its Affiliates.

As part of its governance structure, DBRS Morningstar has also implemented a global Policy Review Group to review and approve all new and revised DBRS Morningstar ratings and compliance policies and procedures.

(4.2) DBRS Morningstar has established a risk management function made up of one or more senior managers or Covered Personnel with the appropriate level of experience, which is responsible for identifying, assessing, monitoring and reporting the risks arising from its activities, including but not limited to legal risk, reputational risk, operational risk and strategic risk. The function makes periodic reports to the DBRS Morningstar Boards and senior management to assist them in assessing the adequacy of the policies, procedures and controls that DBRS Morningstar established to manage risk, including the policies, procedures and controls specified in the IOSCO Code.

DBRS Morningstar has designed and implemented administrative and accounting procedures, internal control mechanisms, procedures for risk assessment and control as well as safeguard arrangements for information processing systems (mechanisms). DBRS Morningstar monitors and evaluates the adequacy and effectiveness of these mechanisms on a regular basis and takes appropriate measures to address any deficiencies.

DBRS Morningstar has implemented and maintains a decision-making approach and an organizational structure with clear reporting lines, functions and responsibilities.

DBRS Morningstar does not outsource activities if doing so materially impairs the effectiveness of its internal controls or the ability of a regulatory authority to conduct compliance reviews of DBRS Morningstar's compliance with applicable legislation or its code of conduct. DBRS Morningstar does not outsource the functions or duties of its compliance officer.

(4.3) DBRS Morningstar provides formal ongoing training to Covered Personnel at regular time intervals. The subject matter covered by training is relevant to their responsibilities and covers, as applicable; the DBRS Morningstar codes of conduct; credit rating Methodologies; DBRS Morningstar's policies, procedures and controls for managing conflicts of interest and governing the holding and transacting in trading instruments; and DBRS Morningstar's policies and procedures for handling Confidential Information and/or MNPI.

5. Enforcement and Disclosure of the Code and Communication with Market Participants

(5.1) DBRS Morningstar disclosures are, to the best of its knowledge, complete, fair, accurate, timely and understandable to investors and other users of credit ratings.

(5.2) The Business Code has been drafted in accordance with the IOSCO Code. In the case of Section 2.9, DBRS Morningstar supports a Structured Finance Issuer disclosure regime; however, DBRS Morningstar does not disclose in its rating announcements the extent to which the Issuer complies with its disclosure obligations as DBRS Morningstar believes that it is the obligation of the Issuer to provide this information. DBRS Morningstar believes that this modified provision achieves the objectives contained in the IOSCO Code and the principles that underlie it. In the case of Section 3.11, DBRS Morningstar does not publicly disclose private credit rating actions, which is a departure from the IOSCO Code disclosure requirements. In the case of Section 4.2, DBRS Morningstar's risk management function is not completely independent of its internal audit function, as DBRS Morningstar believes the consolidation of these functions under one individual provides tangible benefits to the Company, by allowing for a more seamless and efficient flow of information between the two groups and by reducing some overlap in functionality. The head of internal audit and risk management reports directly to each DBRS Morningstar Board, permitting each DBRS Morningstar Board to evaluate the effectiveness of the risk management function. In addition, a DBRS Morningstar Board may choose to periodically engage independent third parties to review and provide assurance with respect to the effectiveness of the risk management function. As a result, DBRS Morningstar believes this modified provision achieves the objectives of the IOSCO Code and the principles that underlie it.

The GCCO and RCOs are responsible for the oversight of DBRS Morningstar compliance with the Business Code and the compliance of Covered Personnel with the Employee Code of Conduct. DBRS Morningstar discloses any material modifications made to this Business Code or how it is implemented and enforced on a timely basis.

(5.3) The GCCO is charged with communicating with market participants and the public regarding any complaints that DBRS Morningstar may receive. Contact details for the GCCO are included in Appendix II to the Business Code.

(5.4) The Business Code, Methodologies, historical performance data and any other disclosures, as applicable, are all publicly and prominently available free of charge on the DBRS Morningstar website.

Appendix I: Definitions

ANALYTICAL PERSONNEL

Analytical Personnel (singular, Analytical Person or analyst) means Covered Personnel who participate in the determination, approval, monitoring, or discontinuation of credit ratings or who participate in the development, review, approval, or discontinuation/withdrawal of Methodologies used in determining credit ratings.

AFFILIATE

An Affiliate means an entity that directly or indirectly controls, is controlled by or is under common control with another entity.

ASSOCIATE

Where used to indicate a relationship with DBRS Morningstar or an Analytical Person, Associate means,

A. Any company of which DBRS Morningstar or an Analytical Person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of the company for the time being outstanding,

B. Any partner of DBRS Morningstar or an Analytical Person,

C. Any trust or estate in which an Analytical Person has a substantial beneficial interest or as to which he or she serves as trustee or in a similar capacity, or

D. Any immediate family member of an Analytical Person who resides in the same home as that person.

CONFIDENTIAL INFORMATION

DBRS Morningstar defines Confidential Information to include:

A. Data and information DBRS Morningstar receives from or on behalf of an issuer or entity in connection with DBRS Morningstar's business which DBRS Morningstar knows, or should reasonably know, is information confidential to the issuer, entity or agent. This does not include data or information that: (i) was previously known to DBRS Morningstar through independent sources; (ii) was lawfully received from a third party without an obligation of confidence; (iii) was in, or has become part of, the public domain; (iv) has been publicly released by the issuer, entity and/or its authorized agent on a prior basis; or (v) is required to be released or disclosed by law.

B. Data and information with respect to a pending DBRS Morningstar credit opinions that has not yet been publicly disclosed.

C. Confidential Information further includes MNPI.

COVERED PERSONNEL

"Covered Personnel" means all full-time or part-time DBRS Morningstar employees, interns, co-ops, contractors and consultants . This includes Analytical Personnel and Non-Analytical Personnel as well as (i) any employee of MCR who has access to Material Non-Public Information; (ii) Morningstar, Inc. Compliance personnel dedicated on a full-time basis to DBRS Morningstar's regulated activities; and (iii) other Morningstar personnel, as designated by the Compliance Department. The Compliance Department maintains a list of such personnel

DBRS MORNINGSTAR MANAGEMENT

DBRS Morningstar Management means those Covered Personnel who have personnel management responsibilities and/or have significant accountabilities and impact on DBRS Morningstar business. Certain DBRS Morningstar Management are also DBRS Morningstar officers and directors.

IMMEDIATE FAMILY MEMBER

Immediate Family Member means the spouse, domestic partner, child or other relative or person living with or financially dependent on an Analytical Person.

ISSUER

Issuer means an entity that issues debt, debt-like securities or a credit commitment or an obligation. For the purposes of this definition, "Entity" as defined by the IOSCO Code means a government; political subdivision, agency or instrumentality of a government; or a company, corporation, partnership, trust, estate or association and "Obligation" as defined by the IOSCO Code means a trading instrument, credit commitment, loan or other similar product or transaction that has inherent credit risk.

MATERIAL NON-PUBLIC INFORMATION (MNPI)

DBRS Morningstar defines MNPI as information that has not been disclosed in such a way as to achieve a broad dissemination to the investing public generally, and:

A. If it were publicly known, that information would or would reasonably be expected to result in a significant change in the market price or value of a traded Security; or

B. There is a substantial likelihood that a reasonable investor would consider that information important in making an investment decision.

NON-ANALYTICAL PERSONNEL

Non-Analytical Personnel means all Covered Personnel not categorized as Analytical Personnel.

RATING COMMITTEE

Rating Committee means the body that determines and approves rating decisions and actions on behalf of DBRS Morningstar. Rating Committees are composed of Analytical Personnel who have the appropriate knowledge and experience in developing a rating opinion for the type of rating being considered and are composed of a quorum of voting members in accordance with the Company's established policies and procedures. There are separate Rating Committees for Corporate and Structured Finance.

SECURITIES

Securities are any non-deposit financial instrument that is, or is derived from, any equity or fixed-income security. This includes, but is not limited to: stocks, bonds, debentures, options, equity securities, convertible securities, warrants, derivative instruments (including swaps, commodities and futures based on or linked to equity or fixed-income securities), notes, collective investment schemes, fixed annuities, variable annuities, open- or closed-end mutual funds, Exchange Traded Funds (ETFs) and Unit Investment Trusts (UITs).

Appendix II: Reporting Complaints Regarding DBRS Morningstar — Submissions by Non-Employees

DBRS Morningstar has established a procedure so that any complaints received from external parties regarding credit ratings opinions, Methodologies and its adherence to securities laws, rating and compliance policies and procedures are subject to standard intake, evaluation and remediation processes.

Anyone may report a complaint regarding DBRS Morningstar or tips alleging a violation of legal or regulatory obligations directed to the GCCO of DBRS Morningstar in writing, as follows:

DBRS Morningstar Global Chief Compliance Officer
140 Broadway, 43rd floor
New York, New York 10005
United States
creditcompliance@dbrsmorningstar.com

Complaints may also be submitted to Morningstar, Inc., via the website (www.integrity-helpline.com/morn.jsp) or the Ethics hotline (800-555-8316).

The GCCO directs any complaint(s)to the NRSRO DCO, if the DCO is not the current GCCO.

Complaints may be made on a confidential or anonymous basis. Complaints will be investigated according to the Company's standard procedures and a written response will be provided in due course, in cases where the identity of the complainant has been provided.

Tips alleging that an Issuer of Securities rated by DBRS Morningstar has committed or is committing a material violation of the law may be referred to an appropriate law enforcement or regulatory body as required by statute.

Covered Personnel who are the direct recipients of external complaints are required to immediately forward the details of the complaint and the complainant's contact information to the GCCO.

Endnotes

i Effective 1 January 2021, (a) DBRS Ratings GmbH and DBRS Ratings Limited shall also continue to be subject to all DBRS Morningstar policies, procedures and related documents ("Documents"); (b) each DBRS Morningstar Document that is applicable, in part or in its entirety, in Europe or the European Union ("EU") shall also be applicable, to the same extent and in the same manner, in the United Kingdom ("UK"); and (c) for greater certainty, each reference to EU or Europe in any DBRS Morningstar Document shall be deemed to include the UK, and each reference to DBRS Ratings Limited shall be deemed to apply to DBRS Ratings GmbH.



Canada
DBRS Limited (Headquarters)
DBRS Tower
181 University Avenue, Suite 700
Toronto, ON M5H 3M7
Tel. +1 416 593-5577
Fax +1 416 593-8432
Email: info@dbrsmorningstar.com

United States
DBRS, Inc.
22 W. Washington St.
Chicago, IL 60602
Tel. +1 312 332-3429
Fax +1 312 332-3492

DBRS, Inc.
4 World Trade Center, 48th Floor
150 Greenwich Street
New York, NY 10007
Tel. +1 646 560-4556

DBRS, Inc.
140 Broadway, 43rd Floor
New York, NY 10005
Tel. +1 212 806-3277
Fax +1 212 806-3201

DBRS, Inc.
100 First Stamford Place
Bldg 100 2 West
Stamford, CT 06902
Tel. +1 203 883-5877
Fax +1 203 614-1396

Europe
DBRS Ratings Limited
20 Fenchurch Street
31st Floor
London EC3M 3BY
Tel. +44 (0) 20 7855 6600
Fax +44 (0) 20 3137 5129

DBRS Ratings GmbH
Neue Mainzer Straße 75
60311 Frankfurt am Main
Germany
Tel. +49 (69) 8088 3500

DBRS Ratings GmbH, Sucursal en España
Paseo de la Castellana, 81
Floors 26 & 27
28046 Madrid
Spain
Tel. +34 (91) 903 6500

About DBRS Morningstar

DBRS Morningstar is a full-service global credit ratings business with approximately 700 employees around the world. We're a market leader in Canada, and in multiple asset classes across the U.S. and Europe.

We rate more than 3,000 issuers and nearly 60,000 securities worldwide, providing independent credit ratings for financial institutions, corporate and sovereign entities, and structured finance products and instruments. Market innovators choose to work with us because of our agility, transparency, and tech-forward approach.

DBRS Morningstar is empowering investor success as the go-to source for independent credit ratings. And we are bringing transparency, responsiveness, and leading-edge technology to the industry.

That's why DBRS Morningstar is the next generation of credit ratings.

Learn more at dbrsmorningstar.com.

MORNINGSTAR | DBRS

The DBRS Morningstar group of companies consists of DBRS, Inc. (Delaware, U.S.)(NRSRO, DRO affiliate); DBRS Limited (Ontario, Canada) (DRO, NRSRO affiliate); DBRS Ratings GmbH (Frankfurt, Germany)(EU CRA, NRSRO affiliate, DRO affiliate); and DBRS Ratings Limited (England and Wales)(UK CRA, NRSRO affiliate, DRO affiliate). For more information on regulatory registrations, recognitions and approvals of the DBRS Morningstar group of companies, please see: https://www.dbrsmorningstar.com/research/225752/highlights.pdf.

The DBRS Morningstar group of companies are wholly-owned subsidiaries of Morningstar, Inc.

Document Control Number
20210127-003